

Mail Stop 4720

May 2, 2017

Georgia S. Derrico
Chairman and Chief Executive Officer
Southern National Bancorp of Virginia, Inc.
680 Old Dominion Drive
McLean, VA 22101

> **Re:** **Southern National Bancorp of Virginia Inc.**
> **Registration Statement on Form S-4**
> **Filed April 5, 2017**
> **File No. 333-217163**

Dear Ms. Derrico:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger

Opinion of SONA's Financial Advisor, page 53

1.   Please revise to quantify the fee payable to FIG Partners for delivery of its fairness opinion. Also please quantify the portion of the fee that is contingent upon consummation of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

2.   On page 55 you disclose that the financial advisor for SONA, FIG Partners, received certain financial projections from EVBS' management. Similarly, on page 63 you disclose that the financial advisor for EVBS, Sandler O'Neill, received certain projections from SONA's management, including estimated long-term annual earnings

and balance sheet growth rates. Please disclose all material projections provided by EVBS and SONA to the other party's financial advisor.

Interests of Certain EVBS Directors and Executive Officers in the Merger

Director and Executive Officer Appointments, page 74

3.   Please file written consents for each EVBS director who will become a director of SONA after the merger, as required by Securities Act Rule 438.

Exhibits

Exhibit 8.1   Opinion of Alston & Bird LLP
Exhibit 8.2   Opinion of Troutman Sanders LLP

4.   To the extent that counsel intends to provide a short form opinion, then please have each counsel revise its respective opinion to state that the discussion in the prospectus under "Material U.S. Federal Income Tax Consequences" is counsel's opinion and make conforming revisions to the tax disclosure in the prospectus. Otherwise, if the opinion is intended to be provided in long form, then have each counsel revise its opinion to include all material tax consequences of the merger transaction. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Attorney-Advisor
Office of Financial Services

cc: Mark C. Kanaly Esq.